ISSUED ON BEHALF OF RELX PLC

10 July 2018

Director Declaration

Pursuant to Listing Rule 9.6.14(2), RELX PLC (“the Company”) announces that Suzanne Wood, a Non-Executive Director of the Company, has been appointed as Senior Vice President and Chief Financial Officer of Vulcan Materials Company, with effect from 1 September 2018. Vulcan Materials Company is listed on the New York Stock Exchange.